For period ending December 31, 2011      77D

File number 811-6637

At the September 8-9, 2011 Board meeting, the Board approved changing the UBS U.S. Large Cap Value Equity Fund into the UBS U.S. Equity Opportunity Fund and adjusting certain investment policies effective December 30, 2011.  The changes to the investment policies are as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities of U.S. companies.  The Fund primarily invests in large capitalization companies, but may invest in companies of any size.  The Fund may invest up to 20% of its net assets in international-developed or emerging market - companies.

1